UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-42769

ENHANCED GROUP INC. – THE NASDAQ STOCK MARKET LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

169 Madison Avenue, Suite 15101 New York, NY, 10016
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Class A Ordinary Shares, no par value Rights Units, each consisting of one Class A Ordinary Share, with no par value, and one Right to receive one-eighth of one Class A Ordinary Share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐17 CFR 240.12d2-2(a)(1)
☐17 CFR 240.12d2-2(a)(2)
☐17 CFR 240.12d2-2(a)(3)
☐17 CFR 240.12d2-2(a)(4)
☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
Pursuant to the requirements of the Securities Exchange Act of 1934, Enhanced Group Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 7, 2026	By	/s/ Emily Tabak	Chief Legal Officer
Date		Name	Title